THE SCOTT LAW FIRM, P.A.
                            915 NW 1st Avenue, H907
                             Miami, Florida  33136

                                (305) 796-3176
                           facsimile (305) 961-9949
                             wscott@wscottlaw.com

							May 29, 2008

Ms. Cicely LaMothe
Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Atlas Futures Fund, Limited Partnership (the "Fund")
 	Form 10-K for the year ended 12/31/2007 Filed 3/31/2008
	File No. 333-53111

Dear Ms. LaMothe,

	We have reproduced below the comments provided in your letter to the Fund of May 15, 2008, and have supplied their response immediately following each of the comments. The Fund has considered the below comments in the preparation of its 2008 first quarter 10-Q filed May 20, 2008 (the "10-Q").

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 8

1.	In future filings, please provide a more robust discussion of your results of operations including the drivers behind the changes in individual line items of your statement of operations. For example, we note you experienced increases in the net realized gains from investments and foreign currency transactions from 2006 to 2007, but you have not discussed the factors that contributed to this change. Your disclosures should include the three-year period covered by the financial statements and use year-to-year comparisons. Refer to Item 303(a)(3) of Regulation S-K and Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations".

Response:	The Fund has expanded the Results of Operations discussion in its
10-Q to include period to period comparisons for the three month periods ended March 31, 2008 and March 31, 2007 of the individual line items from the statement of operations, with attribution to the drivers behind the changes.
In future 10-K filings, the Fund will expand such disclosures to include the three year period covered by the financial statements with year-to-year comparisons as well.

Certifications

2.	We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. The discrepancies involve including the certifying individuals title in the opening sentence and omitting it at the end of the certification. Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Response:	In future filings, the Fund will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

	We are available to amplify or clarify any response.

							Very truly yours,


							/s/ William S. Scott
							William Sumner Scott
							For the Firm

WSS/lf

cc:	Ashley Capital Management, Inc.
	General Partner
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                        ASHLEY CAPITAL MANAGEMENT, INC.
                               5914 N. 300 West
                              Fremont, IN  46737

                                (260) 833-1306

 							May 29, 2008

Ms. Cicely LaMothe
Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Atlas Futures Fund, Limited Partnership (the "Fund")
	Form 10-K for the year ended 12/31/2007 Filed 3/31/2008
	File No. 333-53111

Dear Ms. LaMothe,

	The undersigned general partner of the Fund hereby acknowledges that:

*	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

*	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

	We are available to amplify or clarify our response.

							Very truly yours,


 							/s/ Michael Pacult
 							Michael Pacult
							President


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